March 28, 2024

VIA EDGAR

Mr. Brian McAllister

Ms. Kimberly Calder

Ms. Liz Packebusch

Mr. Daniel Morris

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Re:	Proficient Auto Logistics, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted March 7, 2024

CIK No. 0001998768

Ladies and Gentlemen:

This letter sets forth the response of Proficient Auto Logistics, Inc. (the “Company”) to the comment letter, dated March 22, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 2 to the draft registration statement on Form S-1 submitted with the Commission on March 6, 2024 (the “Registration Statement”). For convenience of reference, the comments contained in the Staff’s letter are reprinted below in italics, followed by the Company’s responses. In addition, the Company is hereby filing Amendment No. 3 to the Registration Statement on Form S-1/A (the “Amended Registration Statement”) with the Commission.

Amendment No. 2 to Draft Registration Statement on Form S-1 submitted March 7, 2024

Market, Industry and Other Data, page 31

1.	We note your response to prior comment 3, indicating that you have attached relevant reports from the U.S. Department of Transportation Safety, and Fitness Electronic Records System and Transport Topics referred to in the Amended Registration Statement. However, we could not locate such materials. Please advise.

Response: The reports from the U.S. Department of Transportation Safety, and Fitness Electronic Records System and Transport Topics referred to in the Amended Registration Statement have been provided to the Staff via email in the manner requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

2.	We note that many of the financial line items in Management’s Discussion and Analysis do not agree to the line items in the associated financial statements presented elsewhere in the prospectus. For example, numerous depreciation and amortization expense and interest expense line items in the EBITDA adjustments do not reconcile with the amount presented in the financial statements due to additional items in the financial statement line item. Please review the financial amounts throughout your filing to confirm that the correct amounts are presented.

Response: We have reviewed the financial amounts throughout the filing to confirm that the correct amounts are presented and have made revisions as necessary.

Non-GAAP Financial Measures, page 41

3.	The line item “Depreciation and amortization expense included in depreciation and amortization” is confusing and cumbersome. Please revise to address that it includes only depreciation and amortization.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 41, 42, 49 and 52 of the Amended Registration Statement.

Fiscal Year 2023 compared to Fiscal Year 2022, page 46

4.	We reissue comment 8 in the staff comment letter dated January 19, 2024. We note discussion under Results of Operations for the different companies indicating metrics may exist for total number of miles driven, units delivered, rate per mile paid to drivers, cost per gallon of diesel fuel and miles per gallon realized. Please add disclosure of relevant metrics to related discussions.

Response: The disclosure has been revised to reflect the primary metrics considered by the management of Proficient Transport and metrics have been added in response to the Staff’s comment. See pages 47 and 48 of the Amended Registration Statement.

5.	We refer you to page 49. Please revise the disclosure stating that EBITDA decreased to $12.9 million in 2023 so that its reconciles with the $13.1 million presented in the table under Non-GAAP Financial Measures on the same page.

Response: The disclosure has been revised in response to the Staff’s comment. See page 49 of the Amended Registration Statement.

Corporate History and Structure, page 68

6.	We note your response to prior comment 8 and reissue it in part. In your response to prior comment 16, in the staff comment letter dated January 19, 2024, you state that you do not expect that the Founding Companies will compete with each other. However, it would appear foreseeable that conflicts that may arise in a collective. For example, a Founding Company may wish to pursue strategic objectives that differ from other Founding Companies. Please describe how you propose to resolve conflicts of interests among your members.

Response: The disclosure has been revised in response to the Staff’s comment. See pages 2 and 67 of the Amended Registration Statement.

7.	We note your disclosure that each Founding Company will be compensated by the overall earnings of the company. Please revise to clarify how you will determine the specific amount of earnings allocated to each Founding Company.

Response: The reference to the Founding Companies being compensated by the overall earnings of the Company was erroneous and has been deleted. See pages 2 and 67 of the Amended Registration Statement.

Proficient Auto Logistics, Inc.

Unaudited Combined Pro Forma Financial Information

Unaudited Combined Pro Forma Balance Sheets, page F-7

8.	The pro forma balance sheet and statement of comprehensive income presents a heading for Delta Auto Transport, Inc. and Sierra Mountain Express, Inc. Please revise the heading to reflect Delta Automotive Services, Inc. and Affiliates and Sierra Mountain Group, Inc. and Affiliate, the entities presented in the financial statements beginning at pages F-53 and F-120.

Response: The disclosure has been revised in response to the Staff’s comment. See pages F-7, F-53 and F-120 of the Amended Registration Statement.

9.	We note there are discrepancies between the balance sheets amounts for Deluxe Auto Carriers, Inc. presented at pages F-7 and F-93. Please revise and reconcile amounts presented in your pro forma balance sheet with the audited financial statements.

Response: The disclosure has been revised in response to the Staff’s comment. See pages F-7 and F-93 of the Amended Registration Statement.

10.	Revise the pro forma balance sheet so that amounts presented as components and totals of stockholders’ and members’ equity on page F-7 reconcile with their respective audited annual financial statement amounts presented elsewhere in the prospectus.

Response: The disclosure has been revised in response to the Staff’s comment. See page F-7 of the Amended Registration Statement.

Unaudited Combined Pro Forma Statement of Comprehensive Income, page F-9

11.	Please revise and reconcile the amounts presented here for Deluxe Auto Carriers, Inc. and Sierra Mountain Express, Inc. to reconcile with the audited annual financial statements presented on pages F-94 and F-123, respectively.

Response: The disclosure has been revised in response to the Staff’s comment. See pages F-9, F-94 and F-123 of the Amended Registration Statement.

Notes to the Unaudited Combined Pro Forma Financial Information, page F-10

12.	Revise footnote 3.B and other disclosures to provide a table showing the total consideration transferred, contingent consideration, and the other applicable disclosures required by Rule 11-02(a)(11)(ii)(A) of Regulation S-X.

Response: The disclosure has been revised in response to the Staff’s comment. See pages F-10 and F-11 of the Amended Registration Statement. The Company notes that certain metrics are not yet determinable. When those metrics are determinable, the disclosure will be further revised in response to the Staff’s comment.

Report of Independent registered Public Accounting Firm, page F-14

13.	The report on pages F-14 issued by Grant Thornton, LLP references auditing standards of the PCAOB and it does not conform with AS 3101. Please have your auditors amend their audit report to include the element which states the audit was conducted in accordance with the standards of the PCAOB. We refer you to AS 3101.09c.

Response: The disclosure has been revised in response to the Staff’s comment. See page F-14 of the Amended Registration Statement.

Note 1 - Summary of Significant Accounting Policies, page F-60

14.	We reissue comment 18 in the staff comment letter dated January 19, 2024. We note you adopted ASU 2016-02 during the year ended December 31, 2022. Please tell us how you comply with the transitional disclosure required by ASC 842-10-65 and quantitative requirements at ASC 842-20-50-4.

Response: The disclosure has been revised in response to the Staff’s comment. See page F-61 of the Amended Registration Statement. The financial statements of Delta Automotive Services and Affiliates include the owner of the real estate used by the entities and, therefore, intercompany lease obligations are eliminated in combination.

Deluxe Auto Carriers, Inc. and Affiliates
Independent Auditors’ Report, page F-105

15.	Please have your auditors update their report on page F-105 to correct the date issued, as December 19, 2024 has not yet occurred.

Response: The disclosure has been revised in response to the Staff’s comment. See page F-106 of the Amended Registration Statement.

* * * *

We would like to express our appreciation for your prompt attention to the Registration Statement and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (415) 412-7448 or our counsel, Edward S. Best of Mayer Brown LLP at (312) 701-7100.

Sincerely,

PROFICIENT AUTO LOGISTICS, INC.

By:	/s/ Ross Berner
Name:	Ross Berner
Title:	President

Cc: Edward S. Best, Esq., Mayer Brown LLP

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